SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36277]

Deregistration under Section 8(f) of the Investment Company Act of 1940

July 31, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2026. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the relevant file number. Hearing requests should be received by the SEC by 5:30 p.m. on August 25, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at

Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

MFS SPECIAL VALUE TRUST [File Number 811-05912]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 29, 2024, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $86,337 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on July 13, 2026.

Applicant's Address: c/o Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, MA 02199-7618

Popular Income Plus Fund, Inc. [File No. 811-23696]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 31, 2026, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $73,250 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on April 20, 2026, and amended on July 9, 2026.

Applicant's Address: Popular Center North Building, Second Level (Fine Arts), 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.